SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. 8-A)*


                           General Communication, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   369385 10 9
                                 (CUSIP Number)


                                 John M. Lowber
                   Vice President and Chief Financial Officer
                           General Communication, Inc.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503
                                 (907) 265-5600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 1997
                          (Date of Event Which Requires
                             Filing of this Report)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9
(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.

         Ronald A. Duncan
         ###-##-####

(2)      Check the Appropriate Box if a Member of a Group (See Instructions).

         (a) X
         (b)

(3)      SEC Use Only.


(4)      Source of Funds (See Instructions)

         N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         None

(6)      Citizenship or Place of Organization.

         United States of America.

Number of Shares           (7)      Sole Voting Power           None
by Each Reporting
Person With:               (8)      Shared Voting Power         18,129,224 (1,2)

                           (9)      Sole Disposition Power      658,043 (2,3)

                           (10)     Shared Disposition Power    141,800 (2,4)

-------------------
     1 All of these shares are subject to the Voting Agreement as described in Items 4 and 6 of this Statement. Does not include options or shares purchased by the Company's Qualified Stock Purchase Plan for the benefit of Mr. Duncan, both of which are described in Item 5 of this Statement, and does not include shares held by the Amanda Miller Trust as described in Items 4 and 5 of this Statement. Includes 556,262 shares of Class A Common Stock and 453,751 shares of Class B Common Stock (readily convertible to Class A Common Stock) to which Mr. Duncan has a pecuniary interest and includes 17,119,211 shares of Class A and Class B Common Stock held by other parties for the Voting Agreement, to which Mr. Duncan disavows any pecuniary interest.

     2 Does not include shares allocated to Mr. Duncan under the Deferred Compensation Agreements as described in Item 5 of this Statement.

     3 Includes options as described in Item 5 of this Statement.

     4 Includes shares acquired through the Company's Qualified Stock Purchase Plan (97,358 Class A and 6,223 Class B shares) for the benefit of Mr. Duncan and shares subject to the Security Agreements, both as described in Item 5 of this Statement.


SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 2

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

         18,594,938 shares (3,4,5,6)


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

         N/A

(13)     Percent of Class Represented by Amount in Row (11).

         37.7% (3,4,5,6,7)

(14)     Type of Reporting Person (See Instructions).

         IN

-------------------
     5 Includes 468,216 shares of Class B Common Stock and 1,007,511 shares of Class A Common Stock to which Mr. Duncan has a pecuniary interest and includes 17,119,211 shares of Class A and Class B (readily convertible into Class A) Common Stock held by other parties to the Voting Agreement, to which Mr. Duncan disavows any pecuniary interest.

     6 Includes options, shares subject to the Deferred Compensation Agreements and shares held by the Amanda Miller Trust, all of which are described in Item 5 of this Statement.

     7 A percentage of the combination of Class A and Class B shares outstanding.


SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 3

Item 1.  Security and Issuer.

         This amendment No. 8-A to Schedule 13D ("Statement") relates to the Class A common stock ("Class A Common Stock") of General Communication, Inc. ("Company"). The Company has also issued Class B Common Stock ("Class B Common Stock"). The principal offices of the Company are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.


Item 2.  Identity and Background.

         This Statement is filed by and on behalf of Ronald A. Duncan, amends Mr. Duncan's currently effective Schedule 13D on his ownership of Company Class A Common Stock, and incorporates, by reference, all previous amendments and filings of that presently effective Schedule 13D.

         (a)      Name:  Ronald A. Duncan.

         (b) Residence or Business Address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

         (c) Present principal occupation: President and Chief Executive Officer, General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage Alaska 99503.

         (d)      Conviction in criminal proceeding during past 5 years:  None.

         (e)      Party to civil  proceeding  during  past 5 years  and  thereby
                  subject  to  judgment,   etc.,   regarding  state  or  federal
                  securities laws: Never.

         (f)      Citizenship:  United States of America.

         Mr. Duncan continues to be a party to the voting agreement dated October 31, 1996 ("Voting Agreement") with several other persons, with one exception as described below (with Mr. Duncan, "Voting Group"). See Amendment 7-A to Mr. Duncan's Schedule 13D. On August 1, 1997 ("Event Date"), the Company, through an underwriting, offered and sold 7,000,000 new shares of Class A Common Stock and several shareholders of the Company sold approximately 6,380,000 shares of Class A common stock (collectively, "Stock Offering"). One of those selling shareholders, TCI GCI, Inc. ("TCI") was one of the participants in the Voting Agreement. As a result of the Stock Offering, TCI sold all of its shareholdings in the Company (590,043 shares of Class B Common Stock were converted to 590,043 shares Class A Common Stock through exchanges with Mr. Duncan in the amount of 220,043 shares ("Duncan Exchange") and others for the balance of 370,000 shares) and is no longer a participant in the Voting Agreement. Certain other members of the Voting Group sold portions, but not all of their


SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 4
respective shares of Class A Common Stock in the Stock Offering. The Voting Agreement governs the voting of the Class A Common Stock and the Class B Common Stock owned by members of the Voting Group. The Class B Common Stock, a portion of which is owned by certain members of the Voting Group, is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock's conversion feature into Class A Common Stock and as a result of the Voting Agreement, the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent of the outstanding Class A Common Stock.

         Notwithstanding the foregoing, Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which he has a pecuniary interest. Mr. Duncan has a pecuniary interest in shares of Class B Common Stock. See Item 5 of this Statement for the discussion of the Class A Common Stock owned by Mr. Duncan.


Item 3.  Source and Amount of Funds or Other Consideration.

         No personal funds were expended by Mr. Duncan on the matters which have caused the amendment to Mr. Duncan's Schedule 13D as contained in this Statement. The Duncan Exchange consisted of an exchange of 220,043 shares of Mr. Duncan's Class A Common Stock for the same number of shares of Class B Common Stock held by TCI.


Item 4.  Purpose of Transaction.

         Under the Duncan Exchange, Mr. Duncan acquired Class B Common Stock owned by TCI in anticipation of their otherwise being converted to Class A Common Stock and sale by TCI. TCI was indifferent to the nature of the conversion of its Class B Common Stock to Class A Common Stock in that it simply wished to sell its interests in the Company.

         Except as set forth above or as set forth in Item 6 in this Statement, Mr. Duncan has no present plans or proposals which may relate to or would result in any of the following:

         (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;


SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 5

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on that board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) As a result of the Voting Agreement and pursuant to Rule 13d-5, each of the parties to the Voting Agreement may be deemed to be members of a "group," and thereby beneficially own all of the shares owned by all other parties to the Voting Agreement. The parties to the Voting Agreement beneficially own directly 18,594,938 shares of Company Common Stock or approximately 37.7% of the outstanding common stock of the Company, 2,045,056 shares of which are Class B Common Stock held by certain of the parties of the Voting Agreement and issuable as and upon the conversion to Class A Common Stock. The "group" for purposes of Rule 13d-5 is comprised of the members of the Voting Group (as defined in Item 2 above). The reporting person filing this Statement is Mr. Duncan only.

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting


SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 6
power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security.

         Mr. Duncan expressly declares that the filing of this Statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock and Class B Common Stock in which Mr. Duncan has a pecuniary interest as described in this Statement.

         The aggregate number and percentage of securities (Class A Common Stock) beneficially owned (excluding shareholdings of other members of the Voting Group) by Mr. Duncan as of the Event Date were 1,007,511 shares and 2.2%, respectively. These securities consisted of the following: (1) 18,560 shares gifted by Mr. Duncan to the Amanda Miller Trust, where Ms. Miller is the daughter of Mr. Duncan's spouse Dani Bowman and the beneficiary of the trust, and Mr. Duncan has a reversionary interest in those shares; (2) 105,111 shares held by the Company in its name but for the benefit of Mr. Duncan pursuant to the terms of the First Duncan Deferred Compensation Agreement (see Item 5(a) of amendment 7-A to Mr. Duncan's Schedule 13D); (3) 90,220 shares held by the Company in its name but for the benefit of Mr. Duncan pursuant to the terms of the Second Duncan Deferred Compensation Agreement (see Item 5(a) of amendment 7-A to Mr. Duncan's Schedule 13D); (4) 97,358 shares held for the benefit of Mr. Duncan by virtue of his participation in the Company's Qualified Employee Stock Purchase Plan ("Stock Purchase Plan"); and (5) options to purchase 140,000 shares of Class A common stock at $3.00 per share vesting over the five-year period 1993-1997, where the options will expire if not exercised before November 1, 2002. Mr. Duncan is not a trustee or other officer, employee, or agent of the Amanda Miller Trust nor does he exercise any voting, investment, or dispositive powers over the investments of the trust, other than should all beneficiaries die before Ms. Miller reaches age 21, the property of the trust reverts to Mr. Duncan. A portion of these aggregate shares (556,262 shares) are subject to the Voting Agreement. These aggregate shares do not include 5,760 shares held by Ms. Bowman, to which Mr. Duncan disavows any interest and do not include the shareholdings of other members of the Voting Group, to which Mr. Duncan disavows any pecuniary interest.

         In July, 1989 Mr. Duncan exercised his rights under the First Duncan Deferred Compensation Agreement, and the Company acquired 105,111 shares to be held in its name but for the benefit of Mr. Duncan. In September and October, 1995, and in July, 1996, Mr. Duncan exercised his rights under the Second Duncan Deferred Compensation Agreement, and the Company acquired a total of 90,220 shares to be held by the Company in its name but for the benefit of Mr. Duncan. None of these shares have been or will be voted while held by the Company. The full amount of the deferred compensation will be due and payable to Mr. Duncan upon the termination of his employment with the Company.


SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 7

         To the best knowledge and belief of Mr. Duncan, the aggregate number and percentage of securities (Class A Common Stock) beneficially owned by each of the other Parties (as defined in Item 5(b) of this Statement) to the Voting Agreement were, as of the Event Date (and subsequent to closing on the Stock Offering), as follows: (1) Mr. Walp - 372,845 shares (not including total holdings of 303,457 shares of Class B Common Stock in which he has a pecuniary interest) and 0.08%; (2) MCI Telecommunications Corporation ("MCI") - 8,251,509 shares (not including total holdings of 1,275,791 shares of Class B Common Stock in which MCI has a pecuniary interest) and 18.2%; and (3) Prime Group - 6,956,246 shares and 15.4%. The Prime Group does not own any Class B Common Stock. The Prime Group is composed of the following persons: (1) Prime Cable Growth Partners, L. P. and its affiliates as reported in its Schedule 13D filed with the SEC in September 1997 as comprised of the following -- Prime II Management, Inc., Prime Cable G.P., Inc., Prime Cable Growth Partners, L.P., Prime Cable Limited Partnership, Prime II Management Group, Inc., Prime II Management, L.P., Prime Investors, L.P., Prime Venture I Holdings, L.P., Prime Ventures I, Inc., and Prime Ventures II, L.P.; (2) William Blair Venture Partners III Limited Partnership; (3) Austin Ventures, L.P.; (4) Centennial Fund III, L. P.; (5) BancBoston Capital, Inc.; (6) First Chicago Investment Corporation; and (7) Madison Dearborn Partners V.

         (b) The number of shares of Class A Common Stock as to which the following apply to Mr. Duncan are as follows (not including 468,216 shares of Class B Common Stock in which Mr. Duncan has a pecuniary interest and which are immediately convertible into Class A Common Stock): (1) sole power to vote or to direct the vote -- none (and none of Class B Common Stock as to which Mr. Duncan has a pecuniary interest); (2) shared power to vote or to direct the vote -- 653,620 shares; (3) sole power to dispose or to direct the disposition -- 658,043 shares; and (4) shared power to dispose or to direct the disposition -- 141,800 shares.

         Mr. Duncan shares the power to vote the securities identified previously in this Item 5 with three other persons, pursuant to the New Voting Agreement described in Items 4 and 6 of this Statement, as follows: (1) Robert
M. Walp; (2) MCI; and (3) the Prime Group (through its designated agent Prime II Management, L.P.).

         Mr. Duncan shares the power to dispose of the securities identified previously in this Item 5 as follows: (1) 97,358 shares held by the Stock Purchase Plan for the benefit of Mr. Duncan; and (2) 38,219 shares issued pursuant to certain warrants and other sources, all of which shares are subject to security agreements ("Security Agreements"). The Stock Purchase Plan was adopted by the shareholders of the Company at the December 17, 1986 annual shareholder meeting. The business address of the Stock Purchase Plan is 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503. Under one of the Security Agreements (35,262 shares Class A Common Stock), Mr. Duncan shares the power of disposing of the subject shares with WestMarc Communications, Inc., a Nevada corporation, the former parent company of the Company ("WSMC"). The other Security Agreement (2,957 shares Class A Common Stock) is pledged to secure a note owed to the Company. The business address for WestMarc Communications, Inc. is


SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 8

5619 DTC Parkway, Englewood, Colorado 80111. Neither the Stock Purchase Plan nor WSMC (to the best information and belief of Mr. Duncan) has been convicted in a criminal proceeding nor been a party to civil proceedings regarding state or federal securities law.

         (c)      None.

         (d) Under the terms of the Stock Purchase Plan, the shares are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the plan for the benefit of Mr. Duncan. The Company's existing bank loan agreements contain provisions that prohibit payment of dividends other than stock dividends.

         (e)      N/A.


Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.


         None,  other than as described in previous  amendments to Mr.  Duncan's
Schedule 13D an as qualified in this Item 6.

         As described in Item 2 of this Statement, the Voting Group entered into the Voting Agreement on October 31, 1996 whereby the parties thereto agreed to vote all shares of Class A Common Stock and Class B Common Stock, in accordance with the terms and conditions of the Voting Agreement for certain nominees to the board of directors of the Company and on other such matters as further described in amendment 7-A to Mr. Duncan's Schedule 13D, except that TCI will no longer have voting rights under the Voting Agreement.


Item 7.  Material to be Filed as Exhibits.

         None.


SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 9

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

September 30, 1997


Name/Title



/s/ Ronald A. Duncan
RONALD A. DUNCAN
President and Chief Executive Officer
General Communication, Inc.


         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



SCHEDULE 13D - DUNCAN CLASS A/8                                        PAGE 10